UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0080
Washington, D.C. 20549	Expires:	May 31, 2024
Estimated average burden
FORM 25	hours per response:	1.00

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-41216

Issuer: 10X Capital Venture Acquisition Corp. III
Exchange: The New York Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

1 World Trade Center, 85th Floor New York, New York 10007 (212) 257-0069
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

(1) Class A ordinary shares, par value $0.0001 per share, (2) redeemable warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50 per share, (3) units, each consisting of one Class A ordinary share and one-half of one redeemable warrant
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, 10X Capital Venture Acquisition Corp. III (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

October 16, 2023	By	/s/ Hans Thomas	Chairman and Chief Executive Officer
Date		Name	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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